SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Yunji Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.000005 per share

(Title of Class of Securities)

98873N 107**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP number was assigned to the American Depositary Shares (“ADSs”) of Yunji Inc. (the “Issuer”), which are quoted on the Nasdaq Global Market under the symbol “YJ.” Each ADS represents ten Class A ordinary shares, par value $0.000005 per share (“Class A Ordinary Shares”) of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Acceleration S Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,803,324 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 110,803,324 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,803,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.4% of Class A Ordinary Shares, or 5.2% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.0% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON CO

(1)	Represents 110,803,324 Class A Ordinary Shares held by Acceleration S Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,173,204,162 Class A Ordinary Shares and 949,960,000 Class B Ordinary Shares, par value $0.000005 per share issued and outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 20-F filed on April 24, 2020.

1	NAME OF REPORTING PERSON Blossom II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,803,324 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,803,324 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,803,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.4% of Class A Ordinary Shares, or 5.2% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.0% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON CO

(1)	Represents 110,803,324 Class A Ordinary Shares held by Acceleration S Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,173,204,162 Class A Ordinary Shares and 949,960,000 Class B Ordinary Shares, par value $0.000005 per share issued and outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 20-F filed on April 24, 2020.

1	NAME OF REPORTING PERSON Pantheon D, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,803,324 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,803,324 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,803,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.4% of Class A Ordinary Shares, or 5.2% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.0% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)	Represents 110,803,324 Class A Ordinary Shares held by Acceleration S Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,173,204,162 Class A Ordinary Shares and 949,960,000 Class B Ordinary Shares, par value $0.000005 per share issued and outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 20-F filed on April 24, 2020.

1	NAME OF REPORTING PERSON CDH China HF Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,803,324 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,803,324 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,803,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.4% of Class A Ordinary Shares, or 5.2% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.0% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON CO

(1)	Represents 110,803,324 Class A Ordinary Shares held by Acceleration S Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,173,204,162 Class A Ordinary Shares and 949,960,000 Class B Ordinary Shares, par value $0.000005 per share issued and outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 20-F filed on April 24, 2020.

ITEM 1.

(a)	Name of Issuer:

Yunji Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

15/F, South Building, Hipark Phase 2

Xiaoshan District, Hangzhou 310000, Zhejiang Province

People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i) Acceleration S Limited

(ii) Blossom II Limited

(iii) Pantheon D, L.P.

(iv) CDH China HF Holdings Company Limited (collectively, the “Reporting Persons”)

(b)	Address of Principal Office:

Each of the Reporting Persons—3rd Floor, Kaishi Mansion, 1 Yan’an E Rd, Huangpu District, Shanghai 200002, People’s Republic of China

(c)	Citizenship:

Acceleration S Limited—British Virgin Islands

Blossom II Limited—British Virgin Islands

Pantheon D, L.P. —Cayman Islands

CDH China HF Holdings Company Limited—Cayman Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.000005 per share, of the Issuer (“Class A Ordinary Shares”), represented by the American Depositary Shares (“ADSs”) of the Issuer.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.000005 per share (“Class B Ordinary Shares” and together with Class A Ordinary Shares, “Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(e)	CUSIP Number:

98873N 107.

This CUSIP number was assigned to the ADSs of the Issuer. Each ADS represents ten Class A Ordinary Shares.

ITEM 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

ITEM 4. Ownership

Reporting Person	Amount beneficially owned		Percent of class(3)		Percent of aggrega te voting power(4)	Sole power to vote or direct the vote		Shared power to vote or direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Acceleration S Limited	110,803,324	(1)	9.4	%(2)	1.0%	110,803,324	(1)	0		110,803,324	(1)	0
Blossom II Limited	110,803,324	(1)	9.4	%(2)	1.0%	0		110,803,324	(1)	0		110,803,324	(1)
Pantheon D, L.P.	110,803,324	(1)	9.4	%(2)	1.0%	0		110,803,324	(1)	0		110,803,324	(1)
CDH China HF Holdings Company Limited	110,803,324	(1)	9.4	%(2)	1.0%	0		110,803,324	(1)	0)		110,803,324	(1)

—————————

(1)

Represents 110,803,324 Class A Ordinary Shares held by Acceleration S Limited. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, BVI. Blossom II Limited is the controlling shareholder of Acceleration S Limited, and Blossom II Limited is wholly-owned by Pantheon D, L.P., whose general partner is CDH China HF Holdings Company Limited, which has the power to direct Pantheon D, L.P. as to the voting and disposition of shares directly and indirectly held by Pantheon D, L.P. The voting and investment power of shares held by Acceleration S Limited is exercised by the investment committee of CDH China HF Holdings Company Limited, which consists of Shangzhi Wu, Wei Ying, William Hsu, Bin Wei and Dan Li. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Shangzhi Wu, Wei Ying, William Hsu, Bin Wei and Dan Li may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by Acceleration S Limited. Each of Shangzhi Wu, Wei Ying, William Hsu, Bin Wei and Dan Li disclaims beneficial ownership of all shares held by Acceleration S Limited for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, except to the extent of their pecuniary interests therein.

(2)	9.4% of Class A Ordinary Shares, or 5.2% of all Ordinary Shares.
(3)

Calculated based on 1,173,204,162 Class A Ordinary Shares and 949,960,000 Class B Ordinary Shares, par value $0.000005 per share issued and outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 20-F filed on April 24, 2020. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance.

(4)

The percentage of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of the Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2021

Acceleration S Limited

By:	/s/ Wei Ying
Name: Wei Ying
Title: Director

Blossom II Limited

By:	/s/ Wei Ying
Name: Wei Ying
Title: Authorized Signatory

Pantheon D, L.P.

By:	/s/ Wei Ying
Name: Wei Ying
Title: Authorized Signatory

CDH China HF Holdings Company Limited

By:	/s/ Wei Ying
Name: Wei Ying
Title: Authorized Signatory

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description

A	Joint Filing Agreement